SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/ME No. 06.164.253/001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 6, 2021

I.             Date, Time and Place: May 6, 2021, at 3:30p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), exclusively digital, considered as Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 15, Board of Directors’ Meeting Room, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, CEP 04626-020.

II.           Calling and Attendance: Waived given the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and André Béla Jánszky.

III.         Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV.         Agenda: To pass resolutions on the following matters: (a) authorization for a payment guarantee to be granted by the Company for the benefit of the holders of the 2026 Notes (as defined below) as guarantee of the obligations to be undertaken by Gol Finance (“Gol Finance”), a wholly-owned subsidiary of the Company, incorporated within the laws of Luxembourg, within the scope of the Offer (as defined below); (b) authorization to conclude an amendment to the “Fiduciary Transfer Agreement of Intellectual Property Rights” executed on December 23, 2020, by and between the Company, TMF Brasil Administração e Gestão de Ativos Ltda. (“Guarantee Agent”), as the beneficiary of the guarantee, and Gol Linhas Aéreas S.A. (“GLA”), as the consenting intervening party (“Amendment to the Fiduciary Transfer Agreement”); (c) authorization of granting powers to the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary in order to grant the guarantees and collateral referred to in items “(a)” and “(b)” above and to carry out the Offer (as defined below); and (d) the confirmation of any and all acts performed by the Board of Executive Officers of the Company, as may be necessary in order to grant the guarantees and collateral referred to in items “(a)” and “(b)” above and to carry out the Offer (as defined below).

V.           Resolutions: After the necessary explanations were provided, the members of the Board of Directors decided and, by unanimous vote, approved: (a) the granting of a guarantee by the Company in order to irrevocably and irreversibly guarantee the obligations to be undertaken by Gol Finance, within the scope of the offer and sale of additional senior secured notes in the amount of up to US$ 300,000,000.00 (three hundred million U.S. dollars) to be issued by Gol Finance (“Notes”), with a maturity date in 2026 (“Offer”) and interest of 8.00% (eight percent) per year (“2026 Notes”), offered in compliance with Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The guarantee was approved with the express waiver of benefits of order, rights and powers of exoneration of any nature provided for in the Brazil Civil Code and the Brazil Code of Civil Procedure; (b) the execution of the Amendment to the Fiduciary Transfer Agreement; (c) the granting to the Board of Executive Officers of the Company all the powers necessary to perform any and all acts, including hiring service providers and signing any and all documents necessary for the consummation of the matters set out in items (a) and (b) above as well as the realization of the Offer, being entitled to agree upon and execute any agreements, communications, notices, certificates or documents as deemed to be necessary or appropriate in order to execute the Amendment to the Fiduciary Transfer Agreement and to carry out the Offer; and (d)confirmed all the acts performed up to now by the Board of Executive Officers of the Company in relation to the granting of the guarantees referred to in items “(a)” and “(b)” above and to the carrying out of the Offer.

VI.         Suspension of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and, since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked, and signed by the attendees. Signatures: Chairmanship of the Meeting: Constantino de Oliveira Júnior – Chairman, Ana Beatriz M. P. de Almeida Lobo – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánsky, Anna Luiza Serwy Constantino e Phillipp Schiemer.

I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, May 6, 2021

__________________________________ Constantino de Oliveira Júnior Chairman	__________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer